UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

This Current Report on Form 1-U is being filed to amend the Form 1-U filed on April 5, 2022 (the “Original Form 1-U”) for purpose of correcting certain amounts related to the Monthly Rental Income. The remainder of the Original Form 1-U remains unchanged is available here and is incorporated herein by reference.

Item 1. Fundamental Changes

The following table update certain information provided in the Master Series Table regarding the properties set forth below (the “Properties” and each a “Property”).

New Lease Agreements and Renewals

The following lease agreements (each, a “Lease Agreement”) were either renewed or entered into with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC(3)	2174 Scarbrough Road, Stone Mountain, GA, 30088	-	$1,160	-
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	126 Wildwood Road, Stockbridge, GA, 30281	April 1, 2022	$1,470	March 31, 2023
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	137 Spring Valley Cir, Stockbridge, GA, 30281	April 1, 2022	$1,400	March 31, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

(3)	This Lease Agreement expired on March 31, 2022. The Manager has agreed to extend the tenant’s Lease Agreement until May 31, 2022, at a monthly rental amount of $1,160.

The foregoing is a summary of the terms of the applicable Lease Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, which are filed as Exhibits 6.1 and 6.2 to this report.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Lease Agreement for 126 Wildwood Road, Stockbridge, GA, 30281 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on April 5, 2022)*
6.2	Lease Agreement for 137 Spring Valley Cir, Stockbridge, GA, 30281 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on April 5, 2022)*

*	Previously filed

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2022	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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